China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, China 451191
Tel: (86)-371-62568634

December 16, 2014

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Terence O’ Brien

Re: China Gerui Advanced Materials Group Limited
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 30, 2014
Response Letter Dated October 21, 2014
File No. 1-34532

Dear Mr. O’ Brien:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 3, 2014, addressing the Staff’s comments with respect to the above referenced Form 20-F and the Company’s Response Letter.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response by the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.           Please advise when the transaction(s) indicating your entry into the Chinese antiquities market occurred and whether you made or are required to make public this information pursuant to Chinese law, filed or were required to file this information with NASDAQ, or distributed this information to your securities holders. We note the September 4, 2014 Form 6-K reporting the $234 million cash purchase of a porcelain collection.

Company response: The Company entered into a transaction to purchase a porcelain collection in June 2014.  The Company’s board of directors reviewed and ratified this transaction at its meeting on August 28, 2014.  The Company disclosed this transaction to the public in a press release dated September 4, 2014, which was submitted to NASDAQ MarketWatch before its public release. The Company also disclosed this transaction on Form 6-K filed with the Commission, which attached the September 4, 2014 press release.  The Company made no separate disclosure or distribution of information to its securities holders with respect to this transaction.

The Company is not aware of any requirement for public disclosures under Chinese law with respect to this transaction.

Risk Factors, page 3

Our business will suffer if we lose our land use rights. Should our expenditures and … page 9

2.           We note your response to comment 2 of our letter dated September 12, 2014. Please advise whether the only asset of Zhengzhou Company was the land use right that you are purchasing.

Company response: Yes, the only asset of Zhengzhou Company that the Company purchased was the land use right.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 371-62568634, or Thomas Shoesmith, Esq. at 650-233-4500 of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

China Gerui Advanced Materials Group Limited.

By:
Edward Meng
Chief Financial Officer